UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

KABUSHIKI GAISHA SANKI SĀBISU

(Name of Subject Company)

SANKI SERVICE CORPORATION

(Translation of Subject Company’s Name into English (if applicable))

JAPAN

(Jurisdiction of Subject Company’s Incorporation or Organization)

SHIN MAINT HOLDINGS CO., LTD.

(Name of Person(s) Furnishing Form)

COMMON STOCK

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

SANKI SERVICE CORPORATION

576-1 Aboko, Himeji-shi, Hyogo-ken, 670-0944 Japan +81-79-289-4411

Attn: Mr. Takaichiro Goto, Executive Officer and General Manager of Corporate Planning

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit Number

99.1	Press Release dated July 15, 2026 (English Translation).

99.2	Notice of 49th Ordinary General Meeting of Shareholders of Sanki Service Corporation dated August 10, 2026

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the exhibit to this Form.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Shin Maint Holdings Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shin Maint Holdings Co., Ltd.

/s/ Hideo Naito
Name: Hideo Naito
Title: President

Date: August 14, 2026